SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                              CAVALRY BANCORP, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   149547 10 1
                                   -----------
                                 (CUSIP Number)

                                January 20, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]     Rule  13d-1(b)
     [ ]     Rule  13d-1(c)
     [ ]     Rule  13d-1(d)

CUSIP  No.  149547  10  1

1.     Name  of  Reporting  Person:
       Cavalry  Banking  Employee  Stock  Ownership  Plan  and  Trust  ("ESOP)

       S.S.  or  I.R.S.  Identification  No.  of  above  person:
       62-0302550

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2.     Check  the  appropriate  box  if  a  member  of  a  group*
       (a)  [X]
       (b)  [ ]

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3.     SEC  USE  ONLY


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4.     Citizenship  or  Place  of  Organization:
       State  of  Tennessee

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     NUMBER OF          5.     Sole  Voting  Power:
       SHARES                  770,224
    BENEFICIALLY      ------   -------------------------------------------------
      OWNED BY          6.     Shared  Voting  Power:
        EACH                   153,210
    REPORTING         ------   -------------------------------------------------
       PERSON           7.     Sole  Dispositive  Power:
        WITH                   770,224
                      ------   -------------------------------------------------
                        8.     Shared  Dispositive  Power:
                               153,210

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9.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
       923,434

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10.    Check  Box  if  the Aggregate Amount in Row (9) excludes Certain Shares*
       [    ]

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11.    Percent  of  Class  Represented  by  Amount  in  Row 9:
       12.997%

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12.    Type  of  Reporting  Person*:  EP

--------------------------------------------------------------------------------

       *SEE  INSTRUCTION

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ITEM  1(A)      NAME  OF  ISSUER.
                Cavalry  Bancorp,  Inc.

ITEM  1(B)      ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES.
                114  West  College  Street
                Murfreesboro,  Tennessee  37133

ITEM  2(A)      NAME  OF  PERSON  FILING.
                Cavalry Banking Employee Stock Ownership Plan and Trust.

ITEM  2(B)      ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE.
                114  West  College  Street
                Murfreesboro,  Tennessee  37133

ITEM  2(C)      CITIZENSHIP.
                State  of  Tennessee

ITEM  2(D)      TITLE  OF  CLASS  OF  SECURITIES.
                Common Stock, no par value per share.

ITEM  2(E)      CUSIP  NUMBER.
                149547  10  1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                (f)[X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

ITEM  4      OWNERSHIP.

             (a)  Amount  Beneficially  Owned:    923,434
             (b)  Percent  of  Class:    12.997%
             (c)  Number  of  shares  as  to  which  such  person  has:
                 (i)  Sole  power  to  vote  or  to  direct  the  vote
                      770,224
                (ii)  Shared  power  to  vote  or  to  direct  the  vote
                      153,210
               (iii)  Sole power to dispose or to direct the disposition of
                      770,224
                (iv) Shares power to dispose or to direct the disposition of 153,210

     The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended.

     This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.

ITEM  5      OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM  6   OWNERSHIP  OF  MORE  THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Pursuant to Section 8.4 of the ESOP plan document, Cavalry Banking has the power to direct the persons who receive dividends on shares held in the plan trust.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not  applicable.


ITEM  8   IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP.

     This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.


ITEM  9   NOTICE  OF  DISSOLUTION  OF  GROUP.

     Not  applicable.

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ITEM  10   CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CAVALRY  BANKING EMPLOYEE  STOCK  OWNERSHIP  PLAN  AND  TRUST


By:      /s/  William  S.  Jones
        --------------------------
        William  S.  Jones
        Executive  Vice  President
        Cavalry Banking as Plan Administrator


Date:   August  18,  2000

Exhibit  A
----------

                       Identification of Members of Group
                       ----------------------------------

     Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The Trustees share voting and dispositive power with Cavalry Banking. By the terms of the ESOP, the Trustees vote stock allocated to participant accounts as directed by participants. Unallocated shares will be voted by the Trustees in their discretion (subject to their fiduciary responsibilities under the Employee Retirement Income Security Act of 1974, as amended). Common stock held by the Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the Trustees in the same proportion as shares for which directions are received, subject to their fiduciary responsibilities. Investment direction is exercised by the Trustees, subject to their fiduciary responsibilities.

     The Trustees and their beneficial ownership of shares of common stock of the issuer, exclusive of responsibilities as a Trustee, are as follows (such ownership being disregarded in reporting the ESOP's ownership within this
Schedule  13G):


Direct  Beneficial          Beneficial                 Ownership
      Name                   Ownership               As ESOP Participant (1)
------------------          ----------------         --------------------------

Gary  Brown                    51,679                      None
Ed  C.  Loughry  Jr.           56,989                      5,166.7301
Ronald F.  Knight              50,682                      5,166.7300
William  S.  Jones             46,918                      4,198.2852


(1)  Mr.  Brown  does  not  participate  in  the  ESOP.

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